EXHIBIT 99.1

February 4, 2020

TO THE SHAREHOLDERS OF Borqs Technologies, INC.

Enclosed is a Notice of the 2020 Annual General Meeting of Shareholders (the “Meeting”) of Borqs Technologies, Inc. (the “Company”), which will be held at the Beijing office of the Company at Building B23-A, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China, on March 9, 2020 at 10:00 a.m. local time.

At the Meeting, the shareholders of the Company will consider and vote upon proposals:

1.	To elect two Class II Directors to serve until the 2023 Annual General Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of YU Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only holders of record of our ordinary shares, no par value (the “Ordinary Shares”) at the close of business on January 10, 2020, will be entitled to vote at the Meeting.  Each Ordinary Share then held entitles the holder thereof to one (1) vote per proposal.

Adoption of Proposal One requires the affirmative vote of a majority of the shares present in person or by proxy at the Meeting and voting on the proposal.  Adoption of Proposal Two requires the affirmative vote of a majority of the shares present in person or by proxy at the Meeting and voting on the proposal.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Pat Sek Yuen Chan
Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

February 4, 2020

NOTICE IS HEREBY given that the 2020 Annual General Meeting of Shareholders (the “Meeting”) of Borqs Technologies, Inc. (the “Company”) will be held at 10:00 a.m. local time on March 9, 2020, at the Beijing office of the Company at Building B23-A, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China, for the following purposes, of which Items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class II Directors to serve until the 2023 Annual General Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Yu Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 (“Proposal Two”); and

3.	To transact other such business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

The board of directors has fixed the close of business on January 10, 2020, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Only holders of record of our ordinary shares, no par value (the “Ordinary Shares”) at the close of business on January 10, 2020, will be entitled to vote at the Meeting.  Each Ordinary Share then held entitles the holder thereof to one (1) vote per proposal.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Ordinary Shares on January 10, 2020.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Anthony K. Chan
Chief Financial Officer

February 4, 2020
Beijing, China

BORQS TECHNOLOGIES, INC.

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 9, 2020

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Borqs Technologies, Inc., a British Virgin Islands corporation (the “Company”), for use at the 2020 Annual General Meeting of Shareholders (the “Meeting”) to be held at the Beijing office of the Company at Building B23-A, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China, at 10:00 a.m. local time on March 9, 2020, or at any adjournment(s) or postponement(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about February 5, 2020, to the shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on January 10, 2020 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.  As of the Record Date, there were 38,881,294 ordinary shares, no par value (the “Ordinary Shares”) issued and outstanding, including 4,172 Ordinary Shares held in the name of the Company.  Each shareholder of record on the Record Date is entitled to one (1) vote for each Ordinary Share then held.  The Ordinary Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment(s) or postponement(s) thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

A quorum of fifty percent (50%) of the Ordinary Shares outstanding as of the Record Date, present in person or by proxy, will be required to conduct the Meeting. If you choose to have your shares represented by proxy at the Meeting, you will be considered part of the quorum. If a quorum is not present at the Meeting, the Chairman of the Board may adjourn the meeting to a later date. If an adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, we will provide notice of the adjourned meeting to each shareholder of record entitled to vote at the meeting.

The Ordinary Shares are listed on the NASDAQ Capital Market under the symbol “BRQS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s Beijing office, Building B23-A, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board consists of seven (7) members.  As provided in the Company’s Memorandum of Association, as amended, the Board has been divided into three (3) classes and each director is elected to serve for a three-year term.  Directors elected to the Board serve until the annual general meeting of shareholders three years after their election or until a director’s successor is duly elected.  The term of each director in Class II expires at the Meeting.  The terms of the directors in Class I will expire at the 2022 Annual General Meeting of Shareholders and the terms of the directors in Class III will expire at the 2021 Annual General Meeting of Shareholders

The Board has nominated (i) Heung Sang Addy (Dexter) Fong, who is currently serving in replacement of Wai Leung Joseph Wong, a Class II director, who resigned in January 2019 due to health issues, and (ii) Shizhu (Steve) Long. If duly elected at this Meeting, each of the foregoing nominees will serve until the 2023 Annual General Meeting of Shareholders or whenever their successors are duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that each nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for Class II directors of the Company are set forth below:

Name	Age	Position
Heung Sang Addy (Dexter) Fong	60	Class II Director
Shizhu “Steve” Long	58	Class II Director

Heung Sang Addy “Dexter” Fong, age 60, was appointed to serve as an independent Board member in March 2019 upon the resignation of Wai Leung Joseph Wong in January 2019 due to health issues. At such time, he was also appointed as the Chairperson of the Audit Committee, as the Audit Committee “financial expert,” as a member of the Compensation Committee, and as a member of the Enterprise Risk Oversight Committee. Mr. Fong has almost 36 years of experiences in cross border financial investments and business operations. Since 2017, he has served as the chief financial officer of Adlai Nortye Biopharma Ltd. Mr. Fong also led the B-round fundraising of Adlai Nortye Biopharma Ltd, by funding US$53 million. He was the managing director of Bonus Eventus Securities Ltd. from 2015 to 2017, and was the chief financial officer of China Harmony Auto Holding Ltd. from 2012 to 2015, where he managed the company’s initial public offering process onto the Hong Kong Stock Exchange (Hong Kong: 03836). From 2009 to 2011, he was the director and chief financial officer of China Electric Motor, Inc. (NASDAQ: CELM) and Apollo Solar, Inc. (OTC: ASOE). Mr. Fong has held various financial executive positions for companies with businesses between China and the U.S. and his experience as an independent board member includes: Universal Technology (HK: 1026) from 2006 to 2013; China Housing and Land Development Inc. (NASDAQ: CHLN) from 2010 to 2014; independent director and audit committee chair for Sisram Med (HK: 01696) since 2017; and Kandi Technologies Corp (NASDAQ: KNDI) from 2007 to 2011. He also worked as a manager for KPMG from 1996 to 1997, and for Deloitte & Touché and Ernst & Young in the U.S. from 1993 to 1995. He was an auditor for Deloitte & Touché from 1989 to 1992. Mr. Fong received his Bachelor’s degree in History from the Hong Kong Baptist University in 1982, an MBA in Accounting from the University of Nevada in 1988, and a Master’s Degree in Accounting from the University of Illinois in 1993. Mr. Fong is a member of AICPA & HKICPA.

Based on the foregoing description of Mr. Fong’s extensive financial experiences, the Company believes that Mr. Fong qualifies to serve on the Board of Directors.

Shizhu “Steve” Long, age 58, is an experienced telecommunication executive who has been working in the telecom industry for the last 25 years. Currently, he is the chief technology officer of Shenzhen Skyworth Digital Technology Corporation, which focuses on research and development, manufacture and sale of STB and broadband devices. He has comprehensive knowledge of the current telecommunications systems and equipment platforms. He recently had key research and development roles in the development of carrier class IPTV systems working with China Mobile Communications Corporations (“CMCC”) to develop mobile phone backend service and information aggregation services. His latest research areas are broadband intellectual property-based advanced content delivery services and pertinent terminals. His other major research and development achievements include the development of the core network of personal handy-phone system (“PHS”), which was deployed in more than 150 systems all over China. Prior to joining UTStarcom Corp to start his telecommunication industry career in 1998, Mr. Long was a professor at the HuaZhong University of Science and Technology. He is also a rapporteur of the International Telecommunication Union (“ITU”) of Geneva, Switzerland, particularly for Study Group 9 – Broadband cable and TV. Mr. Long received his Bachelor and Master degrees in Engineering from the HuaZhong University of Science and Technology.

Based on the above description of Mr. Long’s extensive technical background, the Company believes that Mr. Long qualifies to serve on the Board of Directors.

The following subcommittees of the Board all consist of independent directors:

●	Audit Committee. The Board established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The Audit Committee currently consists of Heung Sang Addy “Dexter” Fong (Chairperson), Jason Zexian Shen and Wan Yu “Lawrence” Chow.

●	Compensation Committee. The Board established a Compensation Committee, which is responsible for implementing, reviewing and approving the Company’s compensation plans to its employees and directors. The Compensation Committee currently consists of Jason Zexian Shen (Chairperson), Heung Sang Addy “Dexter” Fong, and Wan Yu “Lawrence” Chow.

●	Nominating and Corporate Governance Committee. The Board established a Nominating and Corporate Governance Committee, which is responsible for establishing criteria and qualifications for membership on the Board, selecting candidates, and monitoring and recommending subcommittees of the Board for the appropriate corporate governance guidelines. The Nominating and Corporate Governance Committee currently consists of Wan Yu “Lawrence” Chow (Chairperson) and Ji “Richard” Li.

●	Enterprise Risk Oversight Committee. The Board established an Enterprise Risk Oversight Committee, which is responsible for carrying out the responsibility of overseeing the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company. This committee currently consists of Heung Sang Addy “Dexter” Fong (Chairperson), Jason Zexian Shen, and Wan Yu “Lawrence” Chow.

●	Risk and Security Committee. The Board established a Risk and Security Committee, which is responsible for overseeing and reviewing the Company’s internal controls to protect the Company’s information and proprietary assets. This committee currently consists of Wan Yu “Lawrence” Chow (Chairperson) and Ji “Richard” Li.

In the event that Messrs. Fong and Long are duly elected as members of our Board, (i) Mr. Fong will remain on the Audit Committee, the Compensation Committee, the Enterprise Risk Oversight Committee, and will be appointed to serve on the Nominating and Corporate Governance Committee (as well as its Chairperson) and the Risk and Security Committee, and (ii) Mr. Long will be appointed to serve on the Compensation Committee.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the shares present in person or by proxy at the Meeting and voting on the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF EACH OF THE NOMINEES FOR CLASS II DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
independent registered public accounting firm

The Board is submitting for ratification at the Meeting the selection of Yu Certified Public Accountant PC (“YU CPA”) as the Company’s independent registered public accounting firm auditors for the fiscal year ending December 31, 2019. YU CPA was appointed as the Company’s independent registered public accounting firm by the Audit Committee on November 20, 2019.

YU CPA has advised the Company that YU CPA does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent registered public accounting firm.

All services rendered by YU CPA are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the shares present in person or by proxy at the Meeting and voting on the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF YU CERTIFIED PUBLIC ACCOUNTANT PC AS THE independent registered public accounting firm OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, electronic mail or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report on Form 20-F to shareholders for the year ended December 31, 2018 (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.borqs.com.  Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report.  To request a copy, please email to Sandra Dou, at sandra.dou@borqs.net or write to Investor Relations, Borqs Technologies, Inc., Building B23-A, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China.

By Order of the Board of Directors

Anthony K. Chan
Chief Financial Officer

February 4, 2020
Beijing, China